FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 27, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

/s/ Mark Laurie
By:
	Name	Mark Laurie
	Title:	Company Secretary
Date: 27 April 2006

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ANNUAL GENERAL MEETING, 24 APRIL 2006
Chairman, Ross Garnaut
The 12 months to December 2005 was a period of major progress on many fronts for your company.
Lihir Gold shares were among the best performing stocks on the Australian and PNG share markets in the year, rising by some 88 percent. The market capitalization of the company grew by $A1.3 billion in the year, and has since risen by a further $A1.2 billion, taking it to approximately $A4.0 billion. This places Lihir comfortably within the top 100 companies listed on the Australian Stock Exchange.
The rise in the market value of the company during 2005 can partly be attributed to the strong increase in the global gold price, which rose by 18% in US dollar terms and is now at 25 year highs. It also reflects corporate changes, the strategic investments and the operational improvements that have been implemented within the business over the past 12 months.
Many of those initiatives I foreshadowed at last year’s annual general meeting, when I spoke of 2004 as being an operational turning point for your company. I am pleased to tell you that the operational improvements promised then have been successfully brought to fruition. In addition, fundamental changes have been made to the structure and management of the company which put us on a sound footing for future growth and increased profitability.
I will briefly outline some of these factors, and then hand over to the new managing director, Arthur Hood, to provide you with more detail on his plans for the company.
The transition to independent management, and the appointment at that time of Arthur as managing director, occurred last October, and together they represent a milestone in the evolution and development of this company.
Long-standing shareholders will know that Lihir Gold, since inception in 1995, had been managed by Rio Tinto under a management contract, with the managing director and senior staff seconded from Rio ranks.
That arrangement worked well during the formative years, enabling the developing project to draw on the significant technical experience and tested management processes of the Rio Tinto organization. But as time went on, Lihir built its technical knowledge base and developed its own organizational maturity, gradually reducing its reliance on Rio Tinto.
After discussions with Rio Tinto in 2005 it was agreed that the time was right to bring the management agreement to an end, and for Lihir to assume direct management control of its operations.
That occurred on October 1, and the transition was welcomed by the market, which recognized the benefits of management being singularly focused on the Lihir Gold operations, responsible for performance and held accountable for outcomes.

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
The transition also neatly coincided with the retirement of the former managing director Neil Swan, who had been scheduled to step down after three successful years in the role.
Following an extensive international search, Arthur Hood was appointed to the position. An engineer with extensive management experience in the mining industry, Arthur held a number of senior roles at Placer Dome from 1989 to 2005, including Managing Director of Placer Dome Niugini, General Manager of Misima Mines Ltd and Managing Director of Placer Dome Tanzania Ltd. During his career, Arthur has spent some 13 years in PNG, including five years at the Porgera mine. He is excellently qualified for the position.
He brings a valuable new perspective to the operation, and already has made significant changes and improvements, upon which he will elaborate in his presentation.
As was expected, Rio Tinto, having relinquished a management role in the company, sold its 14.5% shareholding to a range of institutional investors in December, ending its lengthy history of involvement with the project. On behalf of all Lihir shareholders, I would like to thank Rio Tinto for its essential contribution to the development of this company. Rio leaves Lihir with much respect and appreciation in the Papua New Guinea community.
In addition to this fundamental management change, the operation of the business has also been substantially improved in line with the plans I outlined for you last year.
Mining has completed a transition from the old, largely depleted Minifie pit, which was the first pit developed at the mine, and into the new high grade Lienetz pit.
The gold grade of mill feed in the final quarter increased to more than 8.5 grams per tonne. Lienetz contains a total of more than 10 million ounces of gold, and it will provide the bulk of ore for the next 10 years.
A second important factor which has transformed the economics of the project is the introduction of geothermal power.
Our new 30 megawatt station was commissioned last July, just as global oil prices surged. Geothermal power is now saving the company some $US20 million per year, due to reduced reliance on heavy fuel oil for power generation. We are also well down the track towards the expansion of the 30MW station through the addition of two further turbines, lifting output by 20 MW. This is due for completion before the end of the year and will lead to further cost savings. Geothermal power is environmentally beneficial, reducing greenhouse gas emissions significantly. This was recently internationally recognized with the company being honoured with the Mining Journal’s Outstanding Achievement Award for Sustainable Development at the Mines and Money World Congress in London last year.
The third major transformational initiative announced during the year was the decision to proceed with construction of a flotation circuit in the process plant. This will allow us to concentrate some of the ore, prior to feeding to the autoclaves, lifting overall gold production to more than 800,000 ounces per year in 2007.
The flotation circuit will cost some $162 million, including additional mining equipment, and it will be completed during the first quarter of 2007. Funding for the flotation circuit project was assembled during the year through the establishment of a $216 million gold loan on favourable terms, which provided us with the opportunity to restructure our hedge book.

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
The $62 million hedge restructure involved the retirement of some hedges, increases in strike prices and extension of delivery dates. The total size of the hedge book, including the gold loan of 480,000 ounces, remained steady at 1.7 million ounces, but future cashflows have been improved and the impact of the hedge book spread over the period until 2013.
No additional hedging contracts are being written, and the company policy is to reduce the hedge book to around 1 million ounces by the end of 2008. Compared to our total reserves of 21 million ounces, that remains a conservative and manageable hedge position. For the next few years, approximately 70% or more of production will be sold at spot prices, so Lihir Gold remains well leveraged to further increases in the gold price.
Another significant event that occurred during the year was the finalisation of a revised Integrated Benefits Package with the Lihirian Community after many years of negotiations. The agreement provides the framework for the relationship of the mining operation with the local community and landowners, and underpins the continued partnership arrangement that has been developed over the years since Lihir was established. As with any relationship, there are occasional matters of dispute. However, the company seeks to maintain an open and honest dialogue with community leaders to facilitate a good working relationship, and a recognition of the mutual benefits and obligations associated with the successful operations of the business.
The local community remains deeply integrated with the Lihir operation. In addition to the direct involvement of Lihirian employees and contractors, the community holds some 4.8% of the ordinary equity in the company via the Mineral Resources Lihir Trust, which is administered by the PNG government on their behalf. This shareholding fell slightly from 6.1% during the year to meet the financial obligations of the Trust.
The company’s relationship with the government in PNG remains co-operative and productive. The current national administration has encouraged the responsible development of the mining industry, which is so crucial to the economic prosperity of the country. The Provincial government has also been supportive of the Lihir operation over the years.
The changes during the year in management, ownership, sources of power, scale of processing capacity and operations have established a secure base from which the immense gold resource at Lihir and the favourable gold price environment can be converted into large increases in value to shareholders.
So you can see that significant progress was achieved in the year as we put in place the organizational and operational building blocks required to lift financial performance.
The profit result for the year was thoroughly outlined and explained in the annual report, but I will reiterate the key points.
Total production for the year was 596,000 ounces and the net profit for the year was $9.8 million. These numbers were slightly below initial expectations, affected by the landslide which halted production for a month in the final quarter of the year, and caused revenues to be reduced by approximately $50 million.
On behalf of the board, I would like to pay special tribute to the two employees, Kivung Warwakai and Michael Kaisah, who died in the landslide — Kivung on the road beneath the landslide and Michael on a boat in the harbour which was swamped by the wave from the slide. Our condolences go to their families.
This was the first fatal incident since the Lihir operation completed construction in 1997. While these tragic deaths were not directly associated with mining operations, they reinforce the importance of maintaining the highest possible standards of safety and risk management, which have always been at the top of Board and management priorities at Lihir Gold.

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Despite the landslide, the underlying profit trend was strongly positive. The first half loss of $20.8 million, as low grade ore was mined in the Minifie pit and stripping proceeded to provide access to Lienetz, was outweighed by a second half profit of $30.6 million as we completed the move into Lienetz and started to reap the benefits of geothermal power.
The board looked closely at the possibility of paying a dividend for the year, within its policy of returning cash generated within the project to shareholders unless the Board judges that more value will be added for shareholders by reinvesting in the business. Given the high returns to shareholders expected from the various planned expansion projects now in train, it was decided that it would not be in the interests of shareholders to pay a dividend.
The strong turnaround in performance evident in the second half of 2005 has continued into the current year. We today announced first quarter production of 184,000 ounces, which is up from 101,000 ounces in the first three months of 2005. The quarterly output was assisted by a decision to defer the usual first quarter maintenance shut down into the second quarter, which as a consequence reduced second quarter production commensurately.
The first quarter performance was encouraging, with grades emerging slightly better than predicted, and with mining productivity improving significantly. We are on track to achieve our full year target of 670,000 ounces, and we remain confident of a strong improvement in profitability and cashflow in the current year and again in 2007.
Before I close, I would like to make a couple of comments about the board of directors, and some recent and pending changes.
In addition to the appointment of Arthur Hood, the board was further strengthened in December with the announcement that Bruce Brook had agreed to become a director and would take over from myself as Chairman of the Audit Committee. A very experienced finance executive, Bruce is a former Chief Financial Officer of WMC Resources. Already, he has made an important contribution to board deliberations. As part of a restructuring of Board committee responsibilities late in 2005, Winifred Kamit succeeded me as Chairman of the Environmental and Lihir Impact Committee and Peter Cassidy became the first Chairman of a new Safety and Technical Committee.
John O’Reilly is standing for re-election as a director today. But as I stated in the Annual Report, he will step down as a director of the company at the end of this year. John has been associated with Lihir since the very early days, and was the company’s first Managing Director, from 1995 to 1998. He has been a director for almost the entire life of the company and has brought a wealth of experience to the board over those years. He is highly regarded by large numbers of Papua New Guineans on Lihir and throughout the country. On behalf of the shareholders, I want to thank John for his valuable contribution to the company, and do wish him well for the future.
I also would like to take this opportunity to thank Neil Swan, the CEO over several years to 1 October 2005. Neil led the company very ably through a pivotal period. He was responsible for leading the company to several major operational developments that have been recognized so favourably in the equity markets over the past year and which will underpin future growth. I appreciate especially Neil’s hard work and loyalty to Lihir Gold Limited through the complex discussions associated with the transition from the Rio Tinto management contract. I wish Neil a long and happy retirement.
Finally then, I would like to thank all of my fellow directors for their assistance and advice over the past year. I also commend employees for their efforts in taking the company forward in the face of some unexpected challenges. And I thank all of you, the shareholders, for your ongoing support.